[LETTERHEAD OF MACDONALD TUSKEY]
                        CORPORATE AND SECURITIES LAWYERS


November 12, 2008

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: David R. Humphrey
           Branch Chief

Dear Sirs:

     Re: Blugrass Energy Inc.
         Form 10-K for Fiscal Year Ended June 30, 2008
         Filed September 29, 2008
         File No. 333-135852

We are the solicitors for the Company. We refer to your letter of October 30, 2008 addressed to the Company with your comments on the Company's Form 10-K for fiscal year ended June 30, 2008, filed September 29, 2008. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2008

FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS, PAGE 15

     1. The Statement of Cash Flows has been revised in regards to the classification depreciation.

ITEM 9A - CONTROLS AND PROCEDURES, PAGE 20

     2. The section on Controls and Procedures has now been updated to provide our management's assessment on the Company's internal control over financial reporting.

Enclosed, please find the Company's acknowledgement as requested in your letter.

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-K shortly. Should you have any questions, please do not hesitate to contact the writer.

                                    Yours truly,

                                    W.L. MACDONALD LAW CORPORATION

                                    Per: /s/ William L. Macdonald
                                        -----------------------------------
                                        William L. Macdonald

                              BLUGRASS ENERGY INC.
                           3571 Appian Way, suite #75
                         lexington, kentucky 40517-5929


BY FAX AND EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
USA

Attention: Kristin Shifflett, Division of Corporate Finance

Dear Sirs/Mesdames:

Re: Blugrass Energy Inc.
    Form 10-K for Fiscal Year Ended June 30, 2008
    File No. 333-135852
    Filed September 29, 2008

In connection with your comment letter dated October 30, 2008, Blugrass Energy Inc. (the "Company") acknowledges that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                            Blugrass Energy Inc.


                                            Per: /s/ Leslie Schaefer
                                                --------------------------------
                                                Leslie Schaefer